July 30, 2024

Lauren Hamill, Staff Attorney

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Bioquest Corp. Offering Statement on Form 1-A Filed May 15, 2024 File No. 024-12436

Dear Ms. Hamill:

We are in receipt of your letter dated July 15, 2024, setting forth certain comments to the Offering Statement on Form 1-A/A which was filed on July 1, 2024, by BioQuest Corp., a Nevada corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Amendment No. 1 to Offering Statement on Form 1-A Cover Page

1.	We note your response to prior comment 4, which we reissue in part. Please revise to provide the current bid price.

Response: The Company has revised as requested.

Summary

Company Overview, page 2

2.	You now disclose that on March 21, 2024, the Company entered into a letter of intent with BotMakers, Inc. wherein the Company agreed, in return for 100% of BotMakers shares, to issue approximately 105,000,000 shares and to raise $10,000,000 through the sale of equity, “part of which will be used to reduce the Company’s outstanding debts and the rest will be used as working capital for BotMakers.” Please revise here and throughout where appropriate to disclose the approximate “part” of the offering proceeds that will be used for the repayment of the Company’s debts and the part that will be used as working capital for BotMakers.

Response: The Company has updated as requested.

3.	We note that you have revised prior references to “BotMakers AI, Inc.” and now refer to “BotMakers, Inc.” throughout the offering circular. Please explain to us why you have made these revisions. In this regard, we note that Exhibit 6.5 purports to be a Letter of Intent (LOI) by and between the Company and “BotMakers AI, Inc.”

Response: The Company has revised as follows:

On March 21, 2024, AI Callers, Inc., a yet to be formed company in the AI industry (the “Botmakers”) with a yet to be formed, planned conversational AI subsidiary BotMakers AI, Inc., both to be operated by Ms. Sella Hall, entered into a letter of intent with the Company; wherein, the Company agreed to issue approximately 105,000,000 shares of Common and Preferred Stock and to the raising of $10,000,000 through the sale of equity, $250,000 of which will be used to reduce the BioQuest’s outstanding debts and the rest will be used as working capital for BotMakers, in return for 100% of BotMakers shares (“BotMakers Agreement”). As part of the BotMakers Agreement the Company will be authorizing and designating a class of Preferred Stock that will be issued to BotMakers.

On April 18, 2024, AI Callers, Inc., and BotMakers AI, Inc., were formed as sole proprietorships, by Ms. Sella Hall, in Texas, in order to enter to reserve the names with the intent on becoming conversational AI companies that develop solutions for business and organizations to utilize conversational AI technology. On May 9, 2024, Ms. Hall decided to formally incorporate the name AI Callers, Inc. in Texas. Upon entering into negotiations with BQST the BotMakers name was preferred and presented as a part of AI Callers, Inc. On June 24, 2024, AI Callers, Inc., officially changed its name in Texas to BotMakers, Inc. As of this Offering the final transaction agreement has not been finalized or executed.

4.	We note your response to prior comment 7, which we reissue with respect to statements including but not limited to the following:

●	“The Company cannot be certain that the planned products that it will be offering will be appealing...” (page 10)
●	“To remain competitive, BotMakers in the future must continue to develop new features...” (page 13)
●	“We will also begin a nationwide marketing campaign involving...” (page 20)
●	“To distinguish ourselves from competitors, BotMakers will work with celebrity influencers...” (page 28)

Response: The Company has updated as requested.

5.	Please revise the Summary and Business sections to clarify whether, and to what extent, BotMakers’ products and services intended to utilize “conversational AI technology, analysis and visualization solutions for consumer relations management (“CRM”)” are still in development or remain aspirational. In your revisions, describe current material BotMakers conversational AI/CRM product and/or service offerings in greater detail, and clearly distinguish existing products and services, if any, from products and services it aspires to offer in the future. To the extent key BotMakers products or services you discuss are currently in development, please clarify the development stage.

Response: The Company has clarified as requested.

6.	Here and in the Business section, revise to clarify the development status of BotMakers’ conversational AI technology. Describe the scope of the current capabilities of the BotMakers conversational AI tech platform that supports or will support BotMakers’ products and/or services, and clearly distinguish current technological capabilities from future aspirational capabilities. Describe any material steps that will need to be taken to fully develop BotMakers’ platform and technologies. In this regard, we note your disclosure on page 2 that BioQuest, through BotMakers, “wants to” provide users with an innovative AI platform that utilizes voice calling AI, text messaging and chatbots. We also note your disclosure on page 30 that BotMakers intends to add “multi- channel capabilities” to its platform and “anticipates initiation of enhanced conversational AI services with more intuitive call management capabilities in the third quarter of 2024.”

Response: The Company has clarified as requested.

Use of Proceeds, page 16

7.	We note your response to prior comment 16, which we reissue in part. Please further revise your disclosure as follows:

●	Revise pages 16 and 21 to disclose the total amount of the Company’s outstanding debts as of the most recent practicable date.
●	Revise footnote 1 to the table on page 16 to disclose the “portion “of the BQST acquisition cost that will go towards the repayment of the Company’s debts in each scenario presented.
●	Also, as we note that this is a best efforts offering with no minimum offering amount, specifically describe any anticipated material changes in the use of proceeds with respect to (1) the reduction or elimination of the Company’s debt and (2) the acquisition of BotMakers if all of the securities being qualified are not sold. See Instruction 3 to Item 6 of Form 1-A.

Response: The Company has updated as requested.

Management’s Discussion and Analysis Plan of Operation for the Next Twelve Months 0-3 Months, page 20

8.	We continue to note your disclosure on page 20 that your plan for the first 90 days of operations “is to completely retire the debt owed to complete the acquisition.”

●	Please revise page 20 to quantify the total amount of debt that must be completely retired to complete the acquisition.
●	Further, as we note that this is a best efforts offering with no minimum offering amount, please explain how the Company will allocate offering proceeds as they are received. For example, if true, revise here as well as in the Summary and Use of Proceeds to disclose whether the proceeds will first be allocated to the reduction of the Company’s debts up to the amount required to completely retire such debts. In this regard, we note that your disclosures in Plan of Operations must be consistent with your disclosures in Use of Proceeds and elsewhere throughout. Refer to Instruction 4 to Item 6 of Form 1-A.

Response: The Company has updated as requested.

Business

Description of Business

Business Overview, page 27

9.	We note that in response to prior comment 18 requesting that you provide the financial statements of BotMakers AI, Inc., described in the March 21, 2024 Letter of Intent filed as Exhibit 6.5 as a Delaware corporation, you provided the unaudited financial statements of BotMakers, Inc., which you state was formed as a sole proprietorship on April 18, 2024 in Note 1 on page F-16. Please revise the offering circular in the appropriate places throughout to provide clear disclosure regarding the corporate history of the company you hope to acquire, BotMakers, Inc., including how the timeline of such corporate history reconciles with the March 21, 2024 date of the LOI. In your revisions, please also specifically address the following:

●	Disclose the identity of the individual that is operating BotMakers, Inc. as sole proprietor, or that was the sole proprietor at the time of its formation.
●	Provide greater detail as to the legal status of BotMakers AI, Inc., BotMakers, Inc., and AI Callers, Inc., as well as any relationship between these companies and their officers and directors.
●	You state on page F-16 that a Texas corporation called AI Callers, Inc.(“AIC”) was formed on May 9, 2024 and appears to have acquired the business of BotMakers, Inc. on that same date. You then state in two different places on page F- 16 that on June 24, 2024, after the date of the LOI, AIC changed its name to “Botmakers AI, Inc.” and to “BotMakers, Inc.”, respectively. Please revise to eliminate any inconsistency and identify the correct changed name.
●	Disclose the status of the March 21, 2024 Letter of Intent. To the extent such letter has been revised since that date, or to the extent a definitive Transaction Agreement has been negotiated and executed, please file any such agreement as an exhibit or tell us why you believe it is not required to be filed.

Response: The Company has revised as requested. the Transaction Agreement has not been completed or executed.

10.	Please refrain from using terms such as “we” or “our” when describing the activities or functions of BotMakers and its conversational AI technology. By way of example only and not limitation, we note that you refer to “our CRM to power our cutting-edge Conversational AI Services,” “our tailored AI solutions,” “our Conversational AI services,”etc. You also make statements such as the following: “Through the further development of our conversation AI software, we have the ability to scale our products over time” and “We plan on competing using specific products that we believe meet customer demands...” Please thoroughly review and revise throughout to clarify where you are referring to BotMakers’ services and solutions, and not those of the Company.

Response: The Company has revised as requested.

BotMakers’ Products and Future Products, page 29

11.	We note references to BotMakers’ “robust capabilities,” “cutting-edge Conversational AI Services,” and “unique and cutting-edge solutions.” Such statements are seemingly premature given the development stage of BotMakers, Inc. and that the capabilities of its products and services are unproven, particularly in light of your disclosure on page 10 that the conversational AI business for CRM is “speculative.” Please remove or revise these phrases. Please also provide the basis for the following conclusory statements, or otherwise revise:

●	“BotMakers solutions are not one-size-fits-all; instead, they are meticulously crafted and can be fine-tuned to meet the specific needs of each client, ensuring maximum effectiveness and efficiency.”
●	“From customer support to sales optimization, our Conversational AI services, underpinned by the dynamic BotMakers CRM, deliver unparalleled performance and value, positioning BotMakers as the go-to partner for innovative, AI-driven business solutions.”
●	“Through the further development of our conversation AI software, we have the ability to scale our products over time.”

Response: The Company has revised as requested.

12.	Please revise this section to clearly distinguish between BotMakers’ currently offered products and services and future products that BotMakers aspires to offer in the future. In your revisions, please:

●	Revise any statements inappropriately drafted in the present tense to clarify those aspects of BotMakers’ business plan and strategy that are currently aspirational.
●	Also, you state on page 29 that “BotMakers offers a range of products and services focused on revolutionizing the way businesses interact with current and prospective customers.” Please revise to disclose the total number of products and “conversational AI services” BotMakers currently offers, and describe those products and services with greater specificity.

Response: The Company has revised as requested.

Build upon BotMakers client relationships, page 30

13.	You state on page 30 that current clients of BotMakers “include” a casino party company and a children’s health website/magazine.

●	If true, please revise this section to clarify that this is an exhaustive list of BotMakers’ current clients.
●	We note your disclosure on page F-16 that in May 2024, BotMakers signed and completed two client contracts for its “conversational AI services.” To the extent known, please summarize the material terms of these client contracts so as to clarify the nature and scope of the agreements. Also, please identify the specific BotMakers products and/or services that such clients have purchased or subscribed for, and when such products or services are expected to be provided.

Response: The Company has revised as requested.

Competition, page 30

14.	Please revise to clarify the “specific products” that BotMakers believes will meet customer demands and allow the company to compete.

Response: The Company has revised as requested.

Market Size and Trends, page 31

15.	We note the following disclosure on page 31: “We believe that BotMakers is well positioned to capitalize on this trend by offering a unique and cutting-edge solution that leverages AI. By tapping into this growing market and delivering a superior product, BotMakers aims to become a leader in the conversational AI industry.”

●	Please revise to clarify whose belief this statement reflects
●	Revise to explain the basis for the belief and include expanded disclosure sufficient to support these statements, or otherwise revise.

Response: The Company has revised as requested.

The Conversational AI Industry, page 31

16.	Please revise your discussion of your addressable market size on page 31 to disclose BotMakers’ total addressable market size with greater specificity. In this regard:

●	Disclose whether the conversational AI market size projection is based on a global figure, or otherwise. Revise to clarify whether you intend, through BotMakers, to offer potential products and/or services globally or whether you currently intend to provide products in certain jurisdictions that represent only a fraction of that market figure.
●	Disclose an estimate of the addressable market for conversational AI used in the customer relations management context, or otherwise advise.
●	Balance your statements regarding the size of the conversational AI market by disclosing, if true, that BotMakers currently has limited products or services to offer in these markets.
●	Also revise to state that the Company’s ability to enter these markets is currently contingent upon the acquisition of BotMakers.

Response: The Company has revised as requested.

Description of Securities, page 41

17.	You disclose here that you have “-0- shares of preferred stock authorized.” This appears to conflict with your disclosure on page 8 that you are entitled under your Articles of Incorporation to issue “blank check” preferred stock. Please revise to reconcile these disclosures. Further in this regard:

●	As applicable, direct us to the provision authorizing the issuance of any blank check preferred stock in your Amended Articles of Incorporation and Amendments Thereto filed as Exhibit 2.2, or file any additional amendment to the Articles that provides for such issuance as an exhibit to this Form 1-A or otherwise advise.
●	We note your revised disclosure on page 2 and throughout that on March 21, 2024, the Company entered into a LOI with BotMakers wherein the Company agreed among other things “to issue approximately 105,000,000 shares of Common and Preferred Stock.” If the Company is not authorized to issue Preferred Stock, please explain the inclusion of this statement or otherwise revise.

Response: The Company has updated its disclosure. The Board of Directors may authorize and designate shares of preferred stock.

General

18.	We note that you misidentified our prior comment 24 in your response letter, and therefore you have not provided a response thereto. As such, we reissue that comment in full.

Response: The Company will confirm when it has received confirmation that at least one state has advised us that it is prepared to qualify. The Company understands that it will only change the price of the offering to another fixed price through the use of a supplement or post-qualification amendment.

19.	We note that Exhibit 12.1 now renders an opinion as to the legality of offering a maximum of 10,000,000 common shares consisting of 5,000,000 Units at an offering price of $1.00 per Unit (“Unit”). We note the following:

●	The description of the composition of a Unit in the legal opinion, defined as “one share of common stock (par value $0.001 per share) one warrant (“Warrant”) and one share of common stock that is issuable upon the exercise of the warrant at an exercise price of $1.00” does not match the description of a Unit on the Cover Page (i.e., 1 share of Common Stock and 1 Warrant exercisable at $1.00 per Warrant”).
●	The legal opinion states that the Company will not raise more than $20,000,000 in gross proceeds from this offering, which is inconsistent with the cover page which discloses a maximum capital raise of $10,000,000.

Response: The Company has updated as requested.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (714) 978-4425. Thank you for your attention to this matter.

Sincerely,

/s/ Thomas Hemingway
CEO and Director